Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2005	For the Twelve Months Ended December 31, 2004	For the Nine Months Ended September 30, 2004
Earnings
Net Income from continuing operations	$586	$549	$497
Preferred Stock Dividend	8	11	8
(Income) or Loss from Equity Investees	(2)	2	2
Minority Interest Loss	—	—	—
Income Tax	312	272	294
Pre-Tax Income from Continuing Operations	$904	$834	$801
Add: Fixed Charges*	380	501	373
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	14	17	13
Earnings	$1,270	$1,318	$1,161
* Fixed Charges
Interest on Long-term Debt	$318	$411	$309
Amortization of Debt Discount, Premium and Expense	12	15	11
Interest Capitalized	—	—	—
Other Interest	19	36	24
Interest Component of Rentals	17	22	16
Pre-Tax Preferred Stock Dividend Requirement	14	17	13
Fixed Charges	$380	$501	$373
Ratio of Earnings to Fixed Charges	3.3	2.6	3.1